Exhibit 99.6

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of British Columbia, Alberta and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States (as defined in Regulation S under the U.S. Securities Act). Accordingly, except as permitted under the Agency Agreement as defined herein, these securities may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, a “U.S. Person” (as defined in Regulation S under the U.S. Securities Act) or persons within the United States. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, a U.S. person or person in the United States.  See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Rare Element Resources Ltd. at Suite 410 – 325 Howe Street, Vancouver, British Columbia, V6C 1Z7, telephone (604) 687-3520, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	March 17, 2010

$7,875,000
2,250,000 Units

This short form prospectus qualifies the distribution (the “Offering”) of 2,250,000 Units (the “Units”) of Rare Element Resources Ltd. (the “Corporation” or “Rare Element”) at a price of $3.50 per Unit (the “Offering Price”).  Each Unit consists of one common share of the Corporation (each, a “Common Share”) and one-half of a common share purchase warrant of the Corporation (each whole warrant, a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one common share of the Corporation (each a “Warrant Share”) at an exercise price of $4.75 per Warrant Share at any time up to 5:00 p.m. (Vancouver time) on the date that is 18 months following the Closing Date (as defined below).  The Units will be issued by the Corporation and sold pursuant to an agency agreement (the “Agency Agreement”) dated as of March , 2010 among Pope & Company Limited and Jacob Securities Inc. (collectively, the “Agents”) and the Corporation.

Price: $3.50 per Unit

	Price to the Public	Agents’ Commission(1)	Net Proceeds to the Corporation(2)(3)
Per Unit	$3.50	$0.21	$3.29
Total	$7,875,000	$472,500	$7,402,500

(1)

The Corporation has agreed to pay a cash commission (the “Agents’ Commission”) equal to 6% of the gross proceeds of the Offering to the Agents for their services in connection with the Offering.  The Agents will also be entitled to receive that number of warrants (the “Agents’ Warrants”) as is equal to 6% of the number of Units sold.  Each Agents’ Warrant will entitle the holder to purchase one Agents’ Unit at a price of $3.50 at any time up to 5:00 p.m. (Vancouver time) on the date that is 18 months following the Closing Date (as defined below), with each Agents’ Unit comprised of one common share of the Corporation and one-half of one common share purchase warrant (each an “Underlying Agents’ Warrant”). Each Underlying Agents’ Warrant will entitle the holder thereof to purchase one common share of the Corporation for an exercise price of $4.75 per common share at any time up to 5:00 p.m. (Vancouver time) on the date that is 18 months following the Closing Date (as defined below).

(2)

After deducting the Agents’ Commission, but before deducting the expenses of the Offering, estimated to be $100,000, which will be paid by the Corporation from the proceeds of the Offering.

(3)

The Corporation has granted to the Agents an option (the “Over-allotment Option”), exercisable at any time until the date which is 30 days following the Closing Date (as defined below), to sell up to an additional 337,500 Units of the Corporation at a price of $3.50 per Unit (the “Additional Units”) to cover over-allotments, if any, and for market stabilization purposes.  This short form prospectus also qualifies the

-ii-

grant of the Over-allotment Option and the distribution of the Additional Units, and the Common Shares and Warrants comprising the Additional Units upon exercise of the Over-allotment Option.  Unless the context otherwise requires, all references to “Common Shares” and “Warrants” in this prospectus include the common shares and warrants that comprise the Additional Units.  See “Plan of Distribution”.

(4)

If the Over-allotment Option is exercised in full, the total Price to the Public, the Agents’ Commission and the Net Proceeds to the Corporation (before deducting expenses of the Offering), will be $9,056,250, $543,375 and $8,512,875, respectively.

This short form prospectus also qualifies the distribution of up to 155,250 Agents’ Warrants to be issued in connection with the Offering.

The Agents, as principals, conditionally offer these securities, subject to prior sale, if as and when issued by the Corporation and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by McCullough O’Connor Irwin LLP and on behalf of the Agents by Baker & McKenzie LLP.

The closing of the Offering is expected to take place on or about March , 2010, or such other date as may be agreed among the parties to the Agency Agreement (the “Closing Date”), but in any event, no later than April 30, 2010.  Subscriptions for Units will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. On the Closing Date, certificates representing the Common Shares and Warrants sold under the Offering will be available for delivery in book-based form through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS. Any certificates representing the Common Shares and Warrants comprising the Additional Units issuable upon the exercise of the Over-Allotment Option will be available for delivery in book-based form through CDS or its nominee and will be so deposited on the date of issue of the Over-Allotment Option Common Shares and the Over-Allotment Option Warrants. A subscriber for Units will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Units are purchased. Provided however that, Common Shares and Warrants issued to purchasers of the Units in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States will be certificated pursuant to the terms and conditions contained in the Agency Agreement and as referred to under “Plan of Distribution” below.  The Units will separate into Common Shares and Warrants immediately upon issue.

Agents’ Position	Number of Securities Available	Exercise Period	Exercise Price
Over-allotment Option	337,500 Additional Units	at any time within 30 days after the Closing	$3.50 per Additional Unit

The common shares of the Corporation are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “RES”.  On March 16, 2010, being the last trading day before the public announcement of the Offering, the closing price of the Corporation’s common shares on the TSXV was $3.68.  The Corporation has applied to list the Common Shares comprising the Units, the Warrant Shares issuable upon the exercise of the Warrants and the common shares issuable upon the exercise of the Agents’ Warrants and the Underlying Agents’ Warrants distributed under this prospectus on the TSXV.  Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

An investment in securities of the Corporation involves a high degree of risk. See “Forward-Looking Statements” and “Risk Factors”.  There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants.  This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation.

The Corporation’s head office is located at Suite 410, 325 Howe Street, Vancouver, British Columbia, Canada, V6C 1Z7 and its registered office is located at Suite 2610 – Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

1

CURRENCY

1

RESERVE AND RESOURCE DISCLOSURE

1

DOCUMENTS INCORPORATED BY REFERENCE

2

BUSINESS OF THE CORPORATION

3

CONSOLIDATED CAPITALIZATION

4

USE OF PROCEEDS

4

PLAN OF DISTRIBUTION

4

United States Offering Restrictions

6

DESCRIPTION OF SECURITIES DISTRIBUTED

7

Common Shares

7

Warrants

7

PRIOR SALES

8

TRADING PRICE AND VOLUME

8

ELIGIBILITY FOR INVESTMENT

9

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

9

Taxation of Resident Holders

11

Taxation of Non-Resident Holders

12

RISK FACTORS

12

LEGAL PROCEEDINGS

13

EXPERTS

13

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

13

LEGAL MATTERS

13

AUDITORS, REGISTRAR AND TRANSFER AGENT

13

AUDITORS’ CONSENT

C-1

CERTIFICATE OF THE CORPORATION

C-2

CERTIFICATE OF THE AGENTS

C-3

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements.  These statements relate to future events or the Corporation’s future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  Information concerning the expected production levels, interpretation of drill results and mineral resource and reserve estimates also may be deemed as forward-looking statements as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon.  These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.  Neither the Corporation nor the Agents intend, and do not assume any obligation, to update these forward-looking statements, except as required by applicable laws.  These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity prices and, particularly, future prices of rare earth minerals and their derivative products, possible variations in mineral deposit composition, access to skilled mining development and mill production personnel, results of exploration and development activities, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein.  The forward looking statements contained in this Prospectus including the documents herein incorporated by reference are expressly qualified by these cautionary statements.  See “Risk Factors”.

CURRENCY

Unless otherwise noted, all references to “$” or “dollars” in this short form prospectus refer to Canadian dollars and references to “US$” or “US dollars” in this short form prospectus refer to United States of America dollars.  The closing rate of exchange on March 16, 2010 as reported by the Bank of Canada for US dollars exchanged into Canadian dollars was $1.00 equals US$0.9862.  The Company reports its financial information in US dollars.

RESERVE AND RESOURCE DISCLOSURE

The definitions of proven and probable reserves used in National Instrument 43-101 (“NI 43-101”) differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.  Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of British Columbia and Alberta (the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 410, 325 Howe Street, Vancouver, British Columbia, V6C 1Z7 (telephone: (604) 687-3520).  Copies of these documents are also available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com under the Corporation’s profile.

The following documents of the Corporation, which have been filed with the Commissions, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)

press release dated March 9, 2010 disclosing drill results from the Bull Hill Northwest Target Area;

(b)

press release dated February 23, 2010 disclosing the entering into of definitive option agreement with Medallion Resources Ltd. relating to the Eden Lake Property;

(c)

the annual information form of the Corporation dated February 5, 2010 for the year ended June 30, 2009 (the “AIF”);

(d)

the interim consolidated financial statements of the Corporation for the six month period ended December 31, 2009, together with the notes thereto, except that those statements should be read without the ‘Notice of No Auditor Review’ found on the first page of such financial statements;

(e)

the management’s discussion and analysis of financial condition and results of operations of the Corporation for the six month period ended December 31, 2009;

(f)

the annual audited consolidated financial statements of the Corporation as at and for the year ended June 30, 2009, together with notes thereto and the auditors’ reports thereon;

(g)

the management’s discussion and analysis of financial condition and results of operations of the Corporation for the year ended June 30, 2009;

(h)

the interim consolidated financial statements of the Corporation for the three month period ended September 30, 2009, together with the notes thereto;

(i)

the management’s discussion and analysis of financial condition and results of operations of the Corporation for the three month period ended September 30, 2009;

(j)

the management information circular dated November 2, 2009 with respect to the Corporation’s annual meeting of shareholders held on December 7, 2009;

(k)

the material change report of the Corporation dated July 24, 2009 with respect to the completion of the Corporation’s $1.8 million financing consisting of 1.2 million units;

(l)

the material change report of the Corporation dated July 24, 2009 with respect to the increase in the financing announced on May 19, 2009 by $750,000 to $1.5 million or two million units;

(m)

the material change report of the Corporation dated September 22, 2009 with respect to the closing of the $3 million financing consisting of one million units;

(n)

the technical report entitled “Technical Report on the Mineral Resources of the Bear Lodge Rare Earths Project” dated April 10, 2009; and

(o)

the amended and restated technical report entitled “Technical Report on the Mineral Resources of the Bear Lodge Rare-Earths Project” dated April 10, 2009.

All documents of the type referred to above (excluding confidential material change reports) and any other document required to be incorporated by reference in a short form prospectus under the applicable securities laws of the provinces of Canada and filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada after the date of this short form prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to form or constitute part of this short form prospectus.

BUSINESS OF THE CORPORATION

The Corporation was originally organized as a venture capital pool company whose activities were focused on the identification and completion of a qualifying transaction, defined in accordance with the policies of the TSXV. The Corporation transitioned to a venture company on July 25, 2003 coincident with the completion of its qualifying transaction, comprised of a reverse takeover acquisition of Paso Rico Resources Ltd. (“Paso Rico”) and the completion of a private placement to raise gross proceeds of $551,000.  Paso Rico’s main asset was an option to acquire the Bear Lodge property (the “Bear Lodge Property”) located in northeastern Wyoming, USA through exploration expenditures on the Bear Lodge Property. The Corporation assumed 100% ownership of the Bear Lodge Property on August 27, 2002, subject to a 2% net smelter return royalty that was subsequently purchased by the Corporation in March 2009 for US$50,000.

The Bear Lodge Property contains large disseminated rare earth element deposits as well as extensive gold occurrences. The Corporation is currently exploring the rare earth element deposits, and, as of December 31, 2009, had expended US$3,256,000 on acquisition and development on the Bear Lodge Property. On June 14, 2006, pursuant to the terms of a joint venture agreement (the “Newmont Joint Venture Agreement”) between the Corporation and Newmont North America Exploration Limited (“Newmont”) regarding the Bear Lodge Property, the Corporation optioned the rights for gold exploration (the “Sundance Gold Venture”) to Newmont, providing Newmont with the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5,000,000 on property exploration by 2011.  As of December 31, 2009, Newmont had expended approximately US$2,700,000 on the Sundance Gold Venture. The Bear Lodge Property is the Corporation’s only material property.

The Corporation also has interests in the Eden Lake rare earth elements project located in west-central Manitoba as well as the Nuiklavik rare earth elements prospect, located near tidewater in eastern Labrador.

Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Corporation’s AIF and the materials incorporated by reference into this short form prospectus.  See “Documents Incorporated by Reference”.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2009, both before and after giving effect to the Offering, adjusted to give effect to the material changes in the share and loan capital of the Corporation since December 31, 2009.  The table should be read in conjunction with the unaudited interim consolidated financial statements of the Corporation for the six-month period ended December 31, 2009, including the notes thereto and the management’s discussion and analysis, incorporated by reference into this short form prospectus.  All dollar amounts are shown in US$.

	As at December 31, 2009 (unaudited)	As at December 31, 2009, after giving effect to the Offering (1) (2) (unaudited)	As at December 31, 2009 after giving effect to the Offering and the exercise of the Over-allotment Option(1) (3) (unaudited)
Current Liabilities	US$194,867	US$194,867	US$194,867
Long Term Liabilities	None	None	None
Common Shares (authorized to issue unlimited common shares)	US$12,294,650	US$20,281,834	US$21,376,885(4)
Convertible securities	2,575,000 warrants 2,596,000 stock options	3,790,500 warrants(5) (7) 2,546,000 stock options(6)	3,979,500 warrants(5) (7) 2,546,000 stock options(6)

(1)

Includes the material transactions that have occurred since December 31, 2009 being the issue of an aggregate of 50,000 common shares on the exercise of stock options for aggregate proceeds of $27,500 (US$26,210), the issue of an aggregate of 44,500 common shares on the exercise of warrants for aggregate proceeds of $49,450 (US$48,235), and the issue of an aggregate of 200,000 common shares at a fair value of $746,000 (US$711,013) on the acquisition of the Nuiklavik property.  The closing rate of exchange on March 16, 2010 as reported by the Bank of Canada for US dollars exchanged into Canadian dollars was $1.00 equals US$0.9862.

(2)

Assuming issuance of the Common Shares and the Agents’ Warrants and no exercise of the Warrants, the Agents’ Warrants or the Over-allotment Option.  See “Plan of Distribution”.  Also assumes that all net proceeds of the Offering will be allocated to the Common Shares, including the Agents’ Commission of $472,500 and the expenses of the Offering estimated to be $100,000.

(3)

Assuming issuance of the Common Shares and the Agents’ Warrants, including the exercise of the Over-allotment Option but no exercise of the Warrants or the Agents’ Warrants.  See “Plan of Distribution”.

(4)

After deducting the Agents’ Commission of $543,375, and the expenses of the Offering estimated to be $100,000.

(5)

From January 1, 2010 to March 17, 2010 a total of 44,500 warrants were exercised.

(6)

From January 1, 2010 to March 17, 2010 a total of 50,000 previously issued stock options were exercised.

(7)

Does not include the possible issuance of Underlying Agents’ Warrants.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Agents’ Commission of $472,500 (or $543,375 if the Over-allotment Option is exercised in full) and expenses of the Offering estimated to be $100,000, are estimated to be $7,302,500 (or $8,412,875 if the Over-allotment Option is exercised in full).  The Corporation intends to use $6,500,000 of the net proceeds of the Offering on exploration on the Bear Lodge Property, with the remainder of the proceeds to be used for general working capital.  If the Over-allotment Option is exercised in full by the Agents, the increase in the net proceeds will be applied to general working capital, the total of which will be $1,912,875.

Although the Corporation intends to use the proceeds from the Offering as set forth above, the actual amount that the Corporation spends in connection with each intended use of the proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those referenced under “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Agents have agreed to act, and have been appointed as the exclusive agents of the Corporation to offer the Units for sale to the public at the Offering Price, on a “best efforts” basis, for aggregate gross proceeds of up to $9,056,250, including the Over-Allotment Option.

The subscription funds will be held in trust by the Agents pending closing of the Offering.  It is expected that the Closing will be completed on the Closing Date, but in any event, no later than April 30, 2010.  Subscriptions for the Units will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. On the Closing Date, the Common Shares and Warrants sold under the Offering will be available for delivery in book-based form through CDS or its nominee and will be deposited with CDS. Any certificates representing the Common Shares and Warrants comprising the Additional Units issuable upon the exercise of the Over-Allotment Option will be available for delivery in book-based form through CDS or its nominee and will be so deposited on the date of issue of the Over-Allotment Option Common Shares and the Over-Allotment Option Warrants. A subscriber for Units will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Units are purchased. The Units will separate into Common Shares and Warrants immediately upon issue.

The obligations of the Agents under the Agency Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Agency Agreement.  The Agents are not obligated, directly or indirectly, to advance their own funds to purchase any of the Units.

The Corporation has also granted to the Agents the Over-allotment Option, exercisable in whole or in part in the sole discretion of the Agents at any time until the date 30 days following the Closing, to purchase up to 337,500 Additional Units at a price of $3.50 per Additional Unit to cover over-allotments, if any and for market stabilization purposes.  This short form prospectus also qualifies the grant of the Over-allotment Option and the distribution of the Additional Units upon exercise of the Over-allotment Option.  If the Over-allotment Option is exercised in full, the total price to the public, the Agents’ Commission and the Net Proceeds to the Corporation (before deducting expenses of the Offering), will be $9,056,250, $543,375 and $8,512,875, respectively.

The Offering Price was determined by negotiation between the Corporation and the Agents in accordance with the policies of the TSXV.

The Corporation has applied to list the Common Shares and the Warrant Shares and the common shares underlying the Agents’ Warrants and the Underlying Agents’ Warrants distributed under this Prospectus on the TSXV.  Listing of such securities will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants comprising the Units that are purchased under this Prospectus.  In addition, the Warrants will not be listed for trading on the TSXV or any other stock exchange following the Closing Date.  This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation.

The Corporation has agreed to indemnify the Agents, and certain related parties, insofar as any expenses, losses, claims, actions, damages or liabilities arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to the Corporation by the Agents pursuant to the Agency Agreement, provided however that the Corporation shall not be required to indemnify any such person for any losses, claims, liabilities or expenses which have resulted primarily from the bad faith, gross negligence, willful misconduct or failure to comply with applicable laws or regulations by the Agents (as determined by a court of competent jurisdiction in a final non-appealable judgment).

The Corporation has agreed for the benefit of the Agents, for a period of 90 days from the Closing Date, not to issue any equity securities or other securities convertible into equity securities of the Corporation without the prior written consent of the Agents, such consent not to be unreasonably withheld, other than: (i)  pursuant to the Offering; (ii) in conjunction with currently outstanding rights or agreements including certain options, warrants and convertible securities as set out in the Agency Agreement; or (iii) the grant or exercise of stock options to or by employees, officers or directors of, or consultants to the Corporation and other similar issuances pursuant to existing share compensation arrangements.

Pursuant to the terms of the Agency Agreement, the Corporation has agreed to pay the Agents’ Commission in consideration for the services rendered in connection with the Offering.  The Corporation has also agreed to reimburse the Agents for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering.  The Agents will not receive any other fee or commission from the Corporation in connection with the completion of the Offering.

Pursuant to policy statements of the Ontario Securities Commission, the Agents may not, throughout the period of distribution under this short form prospectus, bid for or purchase securities of the Corporation.  The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the securities of the Corporation.  Such exceptions include a bid or purchase permitted under the Universal Market Integration Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.  Subject to the foregoing and applicable laws in connection with the Offering, the Agents may over-allot or effect transactions intended to stabilize or maintain the market price of the Units or the Common Shares of the Corporation at a level above that which might otherwise prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.

Subscriptions for the Units will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

United States Offering Restrictions

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units, the Common Shares or Warrants comprising the Units, or the Warrant Shares underlying the Warrants in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States.

The Units, the Common Shares and Warrants comprising the Units and the Warrant Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States unless registered under the U.S. Securities Act and applicable securities laws of any state of the United States or in reliance on an exemption from such registration requirements.  The Agents have agreed that, except as permitted under the Agency Agreement, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons or persons in the United States, the Units as part of their distribution.  The Agency Agreement provides the Units may be offered by the Agents through Global Hunter Securities LLC as the U.S. Placement Agent in certain transactions exempt from the registration requirements of the U.S. Securities Act and in accordance with applicable securities laws of any state of the United States.

Certificates representing any Common Shares, Warrants or Warrant Shares issuable upon exercise of the Warrants which are sold in the United States or to, or for the account or benefit of, a U.S. person or person in the United States will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and applicable securities laws of any state of the United States and may only be offered, sold, pledged, transferred, or otherwise disposed of, directly or indirectly, pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and in accordance with applicable securities laws of any state of the United States.

The Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. Person or person in the United States unless an exemption from the registration requirements under the U.S. Securities Act and applicable securities laws of any state of the United States is available.  See “Description of Securities - Warrants”.

In addition, until 40 days after the commencement of the Offering, an offer and sale of the Common Shares, Warrants or Warrant Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer is made otherwise than in accordance with an available exemption from registration under the U.S. Securities Act.

DESCRIPTION OF SECURITIES DISTRIBUTED

Common Shares

The Corporation’s authorized capital consists only of an unlimited number of common shares without par value.  The Corporation has no other classes of voting securities.  As of the date hereof, the Corporation has 29,536,236 common shares issued and outstanding.  As of the Closing Date of the Offering, and assuming no further common shares of the Corporation are issued upon the exercise of outstanding warrants or options, the Corporation will have 31,786,236 common shares issued and outstanding or, if the Over-Allotment Option is exercised in full, 32,123,736 common shares issued and outstanding.  See “Consolidated Capitalization”.

All of the authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings.  Shareholders are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders.  Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Corporation, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Corporation, shareholders are entitled to receive pro rata the assets of the Corporation, if any, remaining after payments of all debts and liabilities.  No common shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).

Warrants

Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at an exercise price of $4.75 per Warrant Share at any time up to 5:00 p.m. (Vancouver time) on the date that is 18 months following the Closing Date, at which time the Warrants will become null and void.  The Warrants will be transferable, subject to compliance with securities laws.

The Corporation shall not be required to issue fractional Warrant Shares upon the exercise of Warrants.  The holders of Warrants will not have any rights as shareholders of the Corporation.

The Warrants will provide for and contain provisions designed to protect the holders of the Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the common shares of the Corporation, the amalgamation, merger or corporate reorganization of the Corporation or a rights offering.

The Corporation may modify the rights of holders of Warrants in certain circumstances.

The Warrants may not be exercised in the United States or by, or for the account or benefit of, a U.S. Person or person in the United States unless an exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States is available to the holder and, if requested by the

Corporation, the holder has furnished an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect; provided, however, that an accredited investor (satisfying one or more of the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act) that purchases Units from the Corporation in the United States private placement of Units, for its own account or for the account of another accredited investor (a “beneficial purchaser”) will not be required to deliver an opinion of counsel in connection with its exercise of the Warrants comprising part of such Units on its own behalf, or on behalf of such beneficial purchaser (if any), at a time when it, and such beneficial purchaser (if any), are accredited investors.

Holders of Warrants should consult their own tax advisors with respect to the income tax considerations in their own particular circumstances relating to the Warrant Shares issuable upon exercise of the Warrants.

PRIOR SALES

The following table summarizes the common shares issued by the Corporation during the 12 months prior to the date of this prospectus.  Except as disclosed above and in the table below, the Corporation has not issued any other common shares during such period.

Date	Price per share	Number of shares	Reason for issuance
May 12, 2009	$0.55	20,000	Exercise of Stock Options
May 26, 2009	$0.55	10,000	Exercise of Stock Options
May 27, 2009	$0.55	50,000	Exercise of Stock Options
May 27, 2009	$0.75	2,000,000	Private Placement
June 2, 2009	$0.25	50,000	Exercise of Stock Options
June 3, 2009	$0.55	56,000	Exercise of Stock Options
June 5, 2009	$0.58	2,000	Exercise of Stock Options
June 10, 2009	$0.55	10,000	Exercise of Stock Options
June 25, 2009	$0.55	50,000	Exercise of Stock Options
June 26, 2009	$0.25	150,000	Exercise of Stock Options
July 2, 2009	$0.58	25,000	Exercise of Stock Options
July 3, 2009	$0.55	50,000	Exercise of Stock Options
July 24, 2009	$1.50	1,200,000	Private Placement
July 27, 2009	$0.55	10,000	Exercise of Stock Options
July 27, 2009	$0.58	30,000	Exercise of Stock Options
July 30, 2009	$0.58	47,000	Exercise of Stock Options
August 14, 2009	$0.55	90,000	Exercise of Stock Options
August 21, 2009	$0.55	2,000	Exercise of Stock Options
September 10, 2009	$0.58	15,000	Exercise of Stock Options
September 21, 2009	$3.00	1,000,000	Private Placement
October 1, 2009	$0.58	4,000	Exercise of Stock Options
October 6, 2009	$0.55	50,000	Exercise of Stock Options
October 7, 2009	$0.55	2,000	Exercise of Stock Options
October 7, 2009	$1.15	50,000	Exercise of Stock Options
October 8, 2009	$0.58	30,000	Exercise of Stock Options
October 9, 2009	$0.58	15,000	Exercise of Stock Options
October 14, 2009	$1.00	10,000	Exercise of Warrants
October 15, 2009	$0.58	2,000	Exercise of Stock Options
November 11, 2009	$3.14766 (deemed)	300,000	Property Acquisition
November 11, 2009	$3.14765 (deemed)	20,000	Finder’s Fee
November 24, 2009	$1.00	15,000	Exercise of Warrants
December 10, 2009	$1.15	10,000	Exercise of Stock Options
January 5, 2010	$0.55	50,000	Exercise of Stock Options
January 5, 2010	$2.10	1,000	Exercise of Warrants
January 18, 2010	$2.10	3,500	Exercise of Warrants

TRADING PRICE AND VOLUME

The following table sets forth the high and low closing sale prices in Canadian dollars and trading volumes for the Corporation’s common shares for the previous 12 months (as reported by the TSXV) prior to the date of this prospectus:

Month	High $	Low $	Volume
February, 2010	3.95	3.01	1,734,636
January, 2010	4.33	3.32	2,299,842
December, 2009	4.08	3.11	1,980,059
November, 2009	4.14	2.84	2,783,119
October, 2009	4.69	2.61	6,085,168
September, 2009	4.41	2.98	5,821,852
August, 2009	3.37	1.91	488,905
July, 2009	2.90	1.51	4,432,008
June, 2009	1.95	1.18	6,229,773
May, 2009	1.45	0.69	3,283,914
April, 2009	0.71	0.50	472,408
March, 2009	0.64	0.41	717,794

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, special tax counsel to the Corporation, and Baker & McKenzie LLP, counsel to the Agent, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder provided the Common Shares and Warrants are listed on a designated stock exchange as defined by the Tax Act (which currently includes the TSXV), the Common Shares and Warrants will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (collectively the “Deferred Income Plans”).  If the Warrants are not listed on a designated stock exchange, the Warrants will nonetheless be qualified investments for a particular Deferred Income Plan provided that the Corporation deals at arm’s length for the purposes of the Tax Act with each person who is an annuitant, beneficiary, employer or subscriber under, or a holder of, such Deferred Income Plan (or TFSA).

It should be noted that a holder of a TFSA may be subject to a penalty tax in respect of Common Shares or Warrants held by a TFSA if the Common Shares or Warrants are “prohibited investments” for the TFSA as defined in the Tax Act.  Generally, Common Shares and Warrants will not be prohibited investments for a particular TFSA provided that the holder of the TFSA deals at arm’s length with the Corporation for the purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Corporation or in a corporation, partnership or trust with which the Corporation does not deal at arm’s length.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Koffman Kalef LLP, special tax counsel to the Corporation, and Baker & McKenzie LLP, counsel to the Agents, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of Common Shares and Warrants acquired under the Offering.  This summary applies to a holder who either: (i) at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada, deals at arm’s length with and is not affiliated with the Corporation or a subsequent purchaser of the Common Shares or Warrants and acquires and holds the Common Shares and Warrants as capital property (a “Resident Holder”); or (ii) at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm’s length with and is not affiliated with the Corporation or a subsequent purchaser of the Common Shares or Warrants, acquires and holds the Common Shares and Warrants as capital property and does not use or hold the Common Shares or Warrants in the course of carrying on, or otherwise in connection with, a business in Canada or as “designated insurance property”, and who has never been a resident of Canada, and has not held or used (and does not hold or use) the Common Shares or Warrants in connection with a permanent establishment or fixed base in Canada (a “Non-Resident Holder”).

Generally, the Common Shares and Warrants will be considered to be capital property to a holder thereof provided that the holder does not use the Common Shares or Warrants in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.  Certain Resident Holders may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent years deemed to be capital property.  Subsection 39(4) does not apply to deem the Warrants to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary is not applicable to a holder of Common Shares or Warrants: (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market” rules); (ii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iii) that is a non-resident insurer carrying on an insurance business in Canada and elsewhere; (iv) that is an “authorized foreign bank” (as defined in the Tax Act); or (v) that has elected to report its tax results in a currency other than Canadian currency.  Such holders should consult their own tax advisors with respect to an investment in Common Shares and Warrants.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”).  No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder.

Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a holder must be allocated on a reasonable basis between the Common Share and the one-half of one Warrant to determine the cost of each to the holder for purposes of the Tax Act.

For its purposes, the Corporation intends to allocate $3.49 of the issue price of each Unit as consideration for the issue of each Common Share and $0.01 of the issue price of each Unit as the consideration for the issue of each one-half of one Warrant.  Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the holder.  The holder’s adjusted cost base of the Common Share comprising a part of each Unit will be determined by averaging the cost allocated to such Common Share with the adjusted cost base to the holder of all Common Shares owned by the holder immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a holder upon the exercise of a Warrant to acquire a Warrant Share.  When a Warrant is exercised, the holder’s cost of the Warrant Share acquired thereby will be the aggregate of the holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share.  The holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the holder of all Common Shares owned by the holder immediately prior to such acquisition.

Taxation of Resident Holders

Disposition and Expiry of Warrants

A disposition or deemed disposition by a Resident Holder of a Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Resident Holder’s adjusted cost base of the Warrant.  In the event of the expiry of an unexercised Warrant, the Resident Holder will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant.  The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Disposition of Common Shares

A disposition or deemed disposition of Common Shares by a Resident Holder will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Resident Holder’s adjusted cost base of the Common Shares.  The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the income of the Resident Holder for the taxation year in which the disposition occurs.  Subject to, and in accordance with, the provisions of the Tax Act, a Resident Holder may deduct one-half of a capital loss (an “allowable capital loss”) realized by the Resident Holder against taxable capital gains realized in the taxation year of disposition.  Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act.  Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder’s income. In the case of a Resident Holder that is an individual, such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act).  An enhanced dividend tax credit will be available to Resident Holders who are individuals in respect of “eligible dividends” designated by the Corporation.  Dividends received by a Resident Holder that is a corporation on the Common Shares must be included in computing the corporation’s income but generally will be deductible in computing the corporation’s taxable income.

Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income.

Alternative Minimum Tax

In general terms, a holder that is an individual or a trust, other than a specified trust, that receives or is deemed to receive taxable dividends on the Common Shares or that realizes a capital gain on the disposition or deemed disposition of Common Shares or Warrants may be liable for alternative minimum tax.

Taxation of Non-Resident Holders

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation will be subject to Canadian non-resident withholding tax at a rate of 25%, unless reduced by the terms of an applicable tax treaty.  Under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Corporation’s voting shares).

Dispositions

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Warrant constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

If the Common Shares are not listed on a designated stock exchange at the time of disposition, the Common Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, Canadian timber resources properties and options and interests or rights in such properties.

If the Common Shares are listed on a designated stock exchange, which currently includes the TSXV, at the time of disposition, the Common Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60 month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued Common Shares or any other class of shares of the Corporation and, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resources properties and options and interests or rights in such properties.

Even if a Common Share or Warrant is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Common Share or Warrant may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable tax treaty.

If a Non-Resident Holder to whom Common Shares or Warrants are taxable Canadian property is not exempt from tax under the Tax Act by virtue of a tax treaty, the consequences described under “Taxation of Resident Holders” will generally apply.

Non-Resident Holders should consult their own tax advisors with respect to the foreign tax laws applicable to their investment.

RISK FACTORS

Investing in securities of the Corporation involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Corporation’s business.  Investors should carefully consider the information included or incorporated herein by reference in this short form prospectus and the Corporation’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Corporation’s securities.  There are various risks, including those discussed in the Corporation's AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Corporation.  These risk factors, together with all of the other information included, or incorporated by reference in this prospectus, including information contained in the section entitled “Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in such securities is made.

LEGAL PROCEEDINGS

Neither the Corporation nor its subsidiaries is a party, nor are any of the Corporation’s properties or holdings, subject to any legal proceedings, current or pending, which may materially affect the Corporation’s operating results, financial position or property ownership. Management has no knowledge of any material legal proceedings in which the Corporation may be a party which are contemplated by governmental authorities or otherwise.

EXPERTS

All persons or companies whose profession or business gives authority to a statement, report or valuation made by such persons or companies and named as having prepared or certified a statement, report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus have been disclosed in the AIF.  As at the date hereof, such persons and the directors, officers and employees, as applicable, of such companies beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

LEGAL MATTERS

In connection with the Offering, certain legal matters have been or will be passed upon by McCullough O'Connor Irwin LLP on behalf of the Corporation and Baker & McKenzie LLP on behalf of the Agents.  As at the date hereof, the respective partners and associates of each firm beneficially own, directly or indirectly, less than 1% of the common shares of the Corporation.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are De Visser Gray LLP located at 401 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

The transfer agent and registrar for the Corporation’s common shares is Computershare Investor Services Inc. at its principal office located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

AUDITORS’ CONSENT

We have read the short form prospectus of Rare Element Resources Ltd. (the “Corporation”) dated March 17, 2010 qualifying the distribution of 2,250,000 units with each unit consisting of one common share and one-half of a common share purchase warrant of the Corporation.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation dated , 2009 on the consolidated balance sheets of the Corporation as at  and  and the consolidated statements of operations and deficit and cash flows for the six months ended  and the years ended  and .  Our report is dated .

Chartered Accountants

Vancouver, British Columbia

, 2010

CERTIFICATE OF THE CORPORATION

Dated:  March 17, 2010

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta and Ontario.

RARE ELEMENT RESOURCES LTD.

“Donald E. Ranta”	“Mark T. Brown”
DONALD E. RANTA President and Chief Executive Officer	MARK T. BROWN Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

“Gregory E. McKelvey”	“Stephen P. Quin”
GREGORY E. MCKELVEY Director	STEPHEN P. QUIN Director

CERTIFICATE OF THE AGENTS

Dated:  March 17, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta and Ontario.

POPE & COMPANY LIMITED “Manu K. Sekhri”
MANU SEKHRI Managing Director

JACOB SECURITIES INC. “Sasha Jacob”
SASHA JACOB President and Chief Executive Officer